Exhibit 99.1
Section 13(r) Disclosure

After Gates Industrial Corporation plc (“Gates”) filed its Form 10-Q for the quarter ended April 1, 2023 with the Securities and Exchange Commission (the “SEC”), Blackstone Inc. (“Blackstone”) filed the disclosure reproduced below with respect to its quarter ended March 31, 2023, in accordance with Section 13(r) of the Securities Exchange Act of 1934, as amended, in regard to Mundys S.p.A. (formerly, Atlantia S.PA.). Mundys S.p.A. may be, or may have been at the time considered to be, an affiliate of Blackstone, and therefore an affiliate of Gates. As of the date Gates filed its Form 10-Q for the quarter ended July 1, 2023 with the SEC, Blackstone had not yet filed its Form 10-Q for its quarter ended June 30, 2023. Therefore, the disclosure reproduced below does not include any information for the quarter ended July 1, 2023. Gates did not independently verify or participate in the preparation of the disclosure reproduced below.

Blackstone included the following disclosure in its Form 10-Q for the period ended March 31, 2023:
Mundys S.p.A. (formerly “Atlantia S.p.A.”) provided the disclosure reproduced below in connection with activities during the quarter ended March 31, 2023. We have not independently verified or participated in the preparation of this disclosure.
“Disclosure pursuant to Section 13(r) of the Securities Exchange Act of 1934. Funds affiliated with Blackstone first invested in Mundys S.p.A. (formerly “Atlantia S.p.A.”) on November 18, 2022 in connection with the voluntary public tender offer by Schema Alfa S.p.A. for all of the shares of Mundys S.p.A., pursuant to which such funds obtained a minority non-controlling interest in Mundys S.p.A. Mundys S.p.A. owns and controls Aeroporti di Roma S.p.A. (“ADR”), an operator of airports in Italy including Leonardo da Vinci-Fiumicino Airport. Iran Air has historically operated periodic flights to and from Leonardo da Vinci-Fiumicino Airport as authorized, from time to time, by an aviation-related bilateral agreement between Italy and Iran, scheduled in compliance with European Regulation 95/93, and approved by the Italian Civil Aviation Authority. ADR, as airport operator, is under a mandatory obligation to provide airport services to all air carriers (including Iran Air) authorized by the applicable Italian authority. The relevant turnover attributable to these activities (whose consideration is calculated on the basis of general tariffs determined by such independent Italian authority) in the quarter ended March 31, 2023 was less than €35,000. Mundys S.p.A. does not track profits specifically attributable to these activities.”